06003772

AB 3/9/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17005

RECEIVED FEB 22 2006 WASH, D.C. 185 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERNARD HEROLD & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Herold 212-371-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

530 Morris Avenue	Springfield	NJ	07081
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/7/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Herold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Herold & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2006

Signature

Pres
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNARD HEROLD & CO., INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO RULE 17a-5

YEAR ENDED DECEMBER 31, 2005

BERNARD HEROLD & CO., INC.
FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

	Page
Facing Page, Form X-17a-5, Part III	1a-b
INDEPENDENT AUDITORS' REPORT	2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Shareholders' Equity	5
Statement of Changes in Subordinated Liabilities	6
Statement of Cash Flows	7
Notes to Financial Statements	8-13
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	14
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5	15-16

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Bernard Herold & Co., Inc.

We have audited the accompanying statement of financial condition of Bernard Herold & Co., Inc. as of December 31, 2005, and the related statements of operations, changes in shareholders' equity, changes in subordinated liabilities, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernard Herold & Co., Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 19, 2006

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman

BERNARD HEROLD & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	127,167
Receivable from broker-dealer		51,187
Investments in marketable securities, at fair value		3,632,440
Prepaid expenses		34,347
Property and equipment, less accumulated depreciation of $620,839		31,962
Exchange membership		268,765
Deferred taxes		103,000
Other assets		31,429
TOTAL ASSETS	$	4,280,297

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	288,460
Subordinated notes payable		250,000
Total liabilities		538,460
Commitments and contingencies (Notes 9 and 10)		
Shareholders' equity:		
Preferred stock, $100 par value; 2,000 shares authorized, 900 shares issued and outstanding		90,000
Class A common stock, $1 par value; 10,000 shares authorized, 7,307 shares issued and outstanding		7,307
Additional paid-in capital		198,229
Retained earnings		3,446,301
Total shareholders' equity		3,741,837
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	4,280,297

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions - marketable equity and debt securities	$	2,111,198
Commissions - mutual funds		1,770,269
NYSE floor income		155,281
Trading gains and losses		200,267
Interest and dividends		458,372
Total revenues		4,695,387
Expenses:		
Salaries and related costs		3,211,854
Communications		378,841
Rent and occupancy		533,376
Floor brokerage		178,154
Promotional		86,400
Interest		20,000
Depreciation		19,736
Other administrative expenses		341,735
Total expenses		4,770,096
Loss before income tax benefit		(74,709)
Income tax benefit		21,924
NET LOSS	$	(52,785)

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - beginning	$ 90,000	$ 7,307	$ 198,229	$ 3,499,086	$ 3,794,622
Net loss	-	-	-	(52,785)	(52,785)
BALANCE - ENDING	$ 90,000	$ 7,307	$ 198,229	$ 3,446,301	$ 3,741,837

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2005

Subordinated notes payable at January 1, 2005	$	250,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
SUBORDINATED NOTES PAYABLE AT DECEMBER 31, 2005	$	250,000

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net loss	$	(52,785)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		19,736
Deferred taxes		(35,000)
Changes in operating assets and liabilities:		
Receivable from broker-dealer		14,996
Investment in securities, at fair value		105,435
Prepaid expenses		10,525
Other assets		420
Accounts payable and accrued expenses		(123,397)
Net cash used in operating activities		(60,070)
Cash used in investing activities:		
Purchase of property and equipment		(3,227)
Net decrease in cash and cash equivalents		(63,297)
Cash and cash equivalents - beginning		190,464
CASH AND CASH EQUIVALENTS - ENDING	$	127,167
Supplemental disclosure of cash flow information:		
Cash paid or received during the period for:		
Interest paid	$	20,000
Income taxes paid	$	13,048

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernard Herold & Co., Inc. (the "Company") was formed in 1972 under the laws of the State of Delaware to manage and operate a registered securities broker-dealer and engage in the securities and brokerage business. As such, the Company is registered with the Securities and Exchange Commission as a broker-dealer. Additionally, the Company is a member of the National Association of Securities Dealers (the "NASD"), the New York Stock Exchange, and the New York Futures Exchange, and is an associate member of the American Stock Exchange. The Company provides brokerage services to both institutional and individual investors and clears its securities transactions on a fully disclosed basis through another broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expense reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less.

Exchange Membership

The New York Stock Exchange membership is carried at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There was no impairment at December 31, 2005.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk

The Company's cash balances are held in accounts at three financial institutions. At December 31, 2005, there were no uninsured cash balances.

For the year ended December 31, 2005, one employee and an independent sales representative generated approximately 34% of the Company's commission revenue, representing 16% and 18% of commission revenue, respectively.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense (benefit) represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line and double-declining methods over the estimated useful lives of the assets ranging from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

NOTE 2. RELATED-PARTY TRANSACTIONS

The Company rents space on a month-to-month basis to an investment advisor. One of the shareholders of the Company is an officer of this investment advisor. For the year ended December 31, 2005, rental income totaled $27,000 and the Company received reimbursements totaling approximately $107,850 from this entity for payroll paid by the Company on the affiliate's behalf.

BERNARD HEROLD & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 3. INVESTMENT IN MARKETABLE SECURITIES

Investments in marketable securities carried at fair value consist of the following:

State and municipal obligations	$ 2,645,937
Closed-end mutual funds	862,391
Equity securities	124,112
Investments in securities, at fair value	$ 3,632,440

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2005, consist of the following:

Furniture and equipment	$ 382,239
Computer equipment	157,603
Leasehold improvements	112,959
	652,801
Less: accumulated depreciation	620,839
Net property and equipment	$ 31,962

Depreciation expense for the year ended December 31, 2005, amounted to $19,736.

NOTE 5. SUBORDINATED NOTES PAYABLE

Notes payable to three shareholders are subordinated to the claims of the Company's general creditors. Interest on the subordinated loans is payable at 8% per annum. For the year ended December 31, 2005, interest paid on the notes amounted to $20,000. The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Note 6). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (see Note 11).

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company was in compliance with these requirements. At December 31, 2005, the Company had net capital of $3,346,528, which exceeds the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1 as of December 31, 2005.

NOTE 7. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no contributions during 2005.

NOTE 8. INCOME TAXES

The following is a summary of the Company's tax provision (benefit) recorded for the year ended December 31, 2005:

Current:	
Federal	$ -
State	7,892
City	5,184
Total current	13,076
Deferred:	
Federal	(19,000)
State	(9,000)
City	(7,000)
Total deferred	(35,000)
Total tax benefit	$ (21,924)

The Company has a net operating loss ("NOL") carryforward of approximately $565,000 for federal purposes and a NOL carryforward of approximately $400,000 for state and city purposes, both of which begin to expire in 2023. The current provision for state and city taxes is computed under the alternative method.

At December 31, 2005, the components of the deferred tax asset are as follows:

NOL carryforward	$ 182,000
Deferred rent	25,000
	207,000
Less: valuation allowance	(104,000)
Deferred tax asset, net	$ 103,000

Deferred income taxes are recorded based on temporary differences between assets and liabilities reported for financial statement and income tax purposes. The principal temporary differences are noted in the schedule above. The amount reserved by a valuation allowance is based on the Company's best estimate of the deferred tax assets that may not be recognized. For the year ended December 31, 2005, management reduced the valuation allowance by a total of $35,000.

NOTE 9. LEASE COMMITMENTS

The Company has entered into three operating leases for office facilities that expire in various years through 2008. The minimum annual rental commitments under these leases are as follows:

Year ending December 31:	
2006	$ 499,499
2007	482,207
2008	457,999
	$ 1,439,705

Rent expense, net of sublease rental income of $148,951, amounted to $497,348 for the year ended December 31, 2005.

One of the Company's leases provided for a free rent period during its term. Pursuant to Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the lease (deferred rent) are included as a component of accrued expenses in the accompanying statement of financial condition.

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 11. SUBSEQUENT EVENT

Subordinated Notes Payable

During January 2006, after receiving approval from the New York Stock Exchange, the Company made payments to the two shareholders holding the subordinated notes aggregating $150,000. The Company continues to comply with the net capital requirements after the repayment of the subordinated notes payable (Note 5).

SUPPLEMENTARY INFORMATION

BERNARD HEROLD & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital:		
Capital and allowable subordinated liabilities:		
Shareholders' equity	$	3,741,837
Subordinated liabilities allowable in computation of net capital		250,000
Total capital and allowable subordinated liabilities		3,991,837
Non-allowable assets:		
Property and equipment, net		(31,962)
Exchange membership		(268,765)
Deferred taxes		(103,000)
Securities not readily marketable		(4,500)
Other assets		(66,476)
Total non-allowable assets		(474,703)
Net capital before haircuts on securities positions		3,517,134
Haircuts on securities:		
Debt securities		88,522
Other securities		69,894
Undue concentration		12,190
Total haircuts on securities positions		170,606
NET CAPITAL	$	3,346,528
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	288,460
Total aggregate indebtedness	$	288,460
Computation of basic net capital requirement:		
Minimum net capital requirement of 6 2/3% of aggregate indebtedness	$	19,231
Minimum net capital required	$	100,000
Excess net capital	$	3,246,528
Ratio: aggregate indebtedness to net capital		0.09 to 1
Reconciliation with the Company's computation (included in Part II of Form x-17A-5 as of December 31, 2005)		
Net capital as reported in the Company's Part II (unaudited) FOCUS report	$	3,346,528
Net effect of audit adjustments		-
NET CAPITAL, AS ADJUSTED	$	3,346,528

See independent auditors' report.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders
Bernard Herold & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Bernard Herold & Co., Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that misstatements caused error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 19, 2006